

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2017

<u>Via Email</u>

Nicholas Grabar
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

> **Re:** **Vale S.A.**
> **Schedule TO-I/A filed July 17, 2017**
> **File No. 5-78221**

Dear Mr. Grabar:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the amended filing listed above. Our additional comment follows:

<u>Schedule TO – General</u>

1.   Refer to comment 1 in our prior comment letter dated July 13, 2017 and your response by letter dated July 17, 2017. Please supplementally analyze how the common shares to be issued in exchange for Vale's outstanding preferred shares have "substantially the same rights" as the preferred shares for which they are being exchanged. See Rule 13e-3(g)(2)(i). Your existing response addresses only a comparison of the voting rights associated with the two classes of securities, without analyzing any other rights associated with the preferred shares.

Please direct any questions about the above comment or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions